Filed Pursuant to Rule 433 Registration Statement No. 333-140456 Dated February 2, 2009

Equity Index-Linked Notes (Linked to the S&P 500® Index)

February 2, 2009

Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	S&P 500® Index (Bloomberg symbol, “SPX”)

Face Amount:	Each note will have a face amount equal to $1,000

$1,583,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the trade date but prior to the settlement date at a resell/purchase price that differs from the original resell/purchase price.

Specified Currency:	United States dollar (“$” or “USD”)

Original Issue Price:	100% of face amount

Denominations:	$1,000 and integral multiples of $ 1,000 in excess thereof

Trade Date:	February 2, 2009

Issue Date:	February 17, 2009

Stated Maturity Date:	February 17, 2011, unless postponed due to a non-business day

Determination Date:	February 3, 2011, unless postponed due to a market disruption event or a non-trading day

Initial Index Level:	816.00

Final Index Level:	The closing level of the underlying index on the determination date

Index Return:	The result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a positive or negative percentage.

Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:

If the final index level is greater than or equal to the cap level, the maximum settlement amount

If the final index level is greater than the initial index level but less than the cap level,

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the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return

If the final index level is equal to or less than the initial index level but greater than or equal to the buffer level,

the $1,000 face amount

If the final index level is less than the buffer level,

the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer percentage. In this case, the payment amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your investment in the notes.

Participation Rate:	150%

Cap Level:	132.5% of the initial index level

Maximum Settlement Amount:	$1,487.50 for every $1,000 of face amount

Buffer Level:	90% of the initial index level (equal to a -10% index return)

Buffer Rate:	The quotient of the initial index level divided by the buffer level, which equals approximately 111.11%

Buffer Percentage:	10%

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Calculation Agent:	Goldman, Sachs & Co

CUSIP:	282649797

ISIN:	US2826497974

Net Proceeds to Issuer:	99.75%

Underwriting Fee:	0.25%

Time of Trade:	1:48pm EST, February 2, 2009

Disclaimers

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the issuer and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and S&P makes no representation regarding the advisability of investing in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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